United States Securities and Exchange Commission Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF
A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-32857

ARIZONA STAR RESOURCE CORP.
(Exact name of Registrant as specified in its charter)

Faith T. Teo Secretary 401 Bay Street, Suite 2700 P.O. Box 152 Toronto, Ontario, Canada M5H 2Y4 (416) 861-9911
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Shares Without Par Value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under Securities Exchange Act of 1934:

Rule 12h-6(a)	[×]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
Arizona Star Resource Corp., a  corporation existing under the Business Corporations Act (British Columbia, Canada) (the “Company”) first incurred the duty to file reports under Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on January 23, 2006, when the Company filed a registration statement on Form 40-F concerning its common shares without par value (the “Common Shares”) pursuant to Section 12(g) of the Exchange Act.

B.
The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the U.S. Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F, including at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Item 3.	Foreign Listing and Primary Trading Market

A.
Until March 13, 2008, the Common Shares were listed on the TSX Venture Exchange (the “TSXV”), which is located in the Province of Ontario, Canada. The TSXV constituted the primary trading market for the Common Shares.

B.
The Common Shares were first listed on the TSXV on February 3, 1986. The Company maintained the listing of the Common Shares on the TSXV for at least the 12 months preceding the filing of this Form 15F until March 13, 2008, when the Common Shares were delisted from the TSXV in connection with the completion of the compulsory acquisition of all the remaining outstanding Common Shares by Barrick Gold Corporation.

C.	During the 12-month period beginning March 1, 2007, and ending February 29, 2008, 88.25% of the trading in the Common Shares occurred on the TSXV.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

In accordance with the list of the registered shareholders of the Company, the number of the record holders of the Common Stock on a worldwide basis, or who are resident in the United States, as of March 13, 2008, is one shareholder.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirements

A.
As of the date of this Form 15F, the Company filed published the notice required by Rule 12h-6(h) of the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act (Exhibit 1).

B.	The Company disseminated the notice referred to in Item 7.A by Marketwire.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit No.	Description

10.1	Copy of a notice of the Company’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Arizona Star Resource Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Arizona Star Resource Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARIZONA STAR RESOURCE CORP.

By:	/s/ Faith T. Teo
	Name:	Faith T. Teo
	Title:	Secretary

	Date:	March 14, 2008